

June 14, 2024

Yi Hua
Chief Executive Officer
Acri Capital Merger Sub I Inc.
13284 Pond Springs Rd, Ste 405
Austin, TX 78729

       Re: Acri Capital Merger Sub I Inc.
          Amendment No. 2 to Draft Registration Statement on Form S-4
          Submitted May 23, 2024
          CIK No. 0002013807

Dear Yi Hua:

      We have reviewed your amended draft registration statement and have the following comments.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 6, 2024 letter.

Amendment No.2 to Draft Registration Statement on Form S-4 Submitted May 23, 2024

Timeline of Business Combination, page 66

1.   We note your response to prior comment 2 and reissue in part. Please describe the potential impact that the Transaction Financing will have on non-redeeming stockholders.

<u>Notes to Unaudited Consolidated Financial Statements</u>
<u>Note 3 - Basis of presentation and significant accounting policies</u>
<u>Warranty, page F-9</u>

2. We note your expanded disclosure in response to prior comment 8 that, "Historically, the Company's product defective rate was immaterial to the Company's operations." Please expand your disclosure to explain how you determined that your product defective rate has historically been immaterial. In this regard, we note your statement that all of your sale transactions prior to July 2023 were provided with 3% of products on top of each customer's orders. Refer to ASC 460.

<u>Audited Financial Statement of Acri Capital Merger Sub I Inc.</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 10 - Subsequent Events, page F-59</u>

3. We note your revised disclosure in response to prior comment 11. We further note that the date of April 14, 2023, which you disclose your payments enabled you to extend the period of time to consummate the initial Business Combination has remained the same. Further, we note the three dates that you made payments to extend the period of time are subsequent to this date of April 14, 2023. We repeat our prior comment to advise or revise accordingly if this extended date is correct.

<u>General</u>

4. We note discussion of "AI-driven systems" and your intention to enter the Artificial Intelligence of Things (AIoT) market segment. Please indicate the products incorporating each technology in your pipeline and the stage of development of each technology. With respect to artificial intelligence, please indicate if your algorithms are proprietary or open source, and update you risk factors to reflect the relevant risks.

Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yi Liu